Exhibit (a)(25)    Internal Memo regarding the nomination of the Rio Tinto Alcan executive team, dated October 10, 2007

MEMORANDUM

To:            Global Function Heads, Rio Tinto
Managers, Rio Tinto and Alcan Inc.

From:        Tom Albanese, chief executive, Rio Tinto Group
Dick Evans, chief executive officer, Alcan Inc.

Date:         10 October 2007

Subject:    Nomination of the future Rio Tinto Alcan executive team

Dear colleagues,

We are pleased to nominate the members of the future Rio Tinto Alcan executive team, who will report directly to Dick Evans. Drawn from the management of both Rio Tinto and Alcan to provide leadership to the new global aluminium entity, this team will be responsible for the strategic and operational performance of Rio Tinto Alcan's businesses once the transaction is complete. In the meantime, they will be responsible for designing the functional and operating organizational structure of the new entity, and will be instrumental in the integration process.

As previously announced, Dick Evans will become chief executive of Rio Tinto Alcan, based in Montreal, and will report directly to Rio Tinto's chief executive, Tom Albanese. Dick will also join Rio Tinto's Executive Committee as well as the Rio Tinto board of directors.

The nominations are all conditional, and will take effect upon the close of the transaction and the legal change in ownership of Alcan Inc. expected in the fourth quarter.

The entities currently known as Alcan's Business Groups will become Rio Tinto Alcan's Business Units once the new entity is formed. The three Business Units - Bauxite and Alumina, Primary Metal, and Engineered Products - will be responsible for the strategic and operational performance of Rio Tinto Alcan's businesses worldwide.  Packaging, until the completion of its planned divestiture (as announced in July 2007), will report to Dick Evans.

The Business Units will be led by the following members of Rio Tinto Alcan's executive team (see organizational chart and biographical notes attached).

STEVE HODGSON will be named President and chief executive officer, Bauxite and Alumina, Rio Tinto Alcan. His responsibilities will include bauxite mines, alumina refineries and specialty alumina businesses worldwide.  The Bauxite and Alumina Business Unit headquarters will be located in Brisbane, Australia. The technology R&D group within Bauxite and Alumina will be based in Queensland, Australia.

JACYNTHE COTE will be named President and chief executive officer, Primary Metal, Rio Tinto Alcan.  Her responsibilities will include all primary metal facilities and power generation installations worldwide. The Primary Metal Business Unit headquarters will be located in Montreal, Canada. The Aluminium smelting technology R&D group will be based in Quebec and France.

CHRISTEL BORIES will be named President and chief executive officer, Engineered Products, Rio Tinto Alcan.  Her responsibilities continue to include Aerospace, Transportation and Industry (ATI), Extruded Products, Alcan International Network, Engineered and Automotive Solutions, Cable, Composites, and Specialty Sheets. The Engineered Products Business Unit headquarters will continue to be located in Paris, France.

ILENE GORDON will be named President and chief executive officer, Packaging, Rio Tinto Alcan.  Her responsibilities continue to include Food flexible packaging, Beauty packaging, Tobacco packaging and Pharmaceutical packaging. The Packaging Business Unit headquarters will continue to be located in Paris, France.

FUNCTIONS

The functions supporting Rio Tinto Alcan will be as follows:

•            Finance

•            Human Resources

•            Health, Safety and Environment

•            Communications and External Relations

•            Legal

•            Business Development

These functions will be led by the following members of Rio Tinto Alcan's executive team:

PHILLIP STRACHAN will lead the Finance function at Rio Tinto Alcan. As previously announced, Phillip is Co-Lead of the Rio Tinto Alcan integration. He will also be responsible for Business Planning and Analysis, Information Systems & Technology, and Business Improvement.  The Business Unit Finance roles will have a dotted line relationship to him.

JEAN-CHRISTOPHE DESLARZES will lead the Human Resources function and be responsible for Health, Safety and Environment (HSE) at Rio Tinto Alcan. As previously announced, Jean-Christophe is Co-Lead of the Rio Tinto Alcan integration. The Business Unit Human Resources and HSE roles will have a dotted line relationship to him.

COREY COPELAND will lead the Communications and External Relations function at Rio Tinto Alcan.  He will also be responsible for Sustainable Development and Government Relations. The Business Unit Communications and External Relations roles will have a dotted line relationship to him.

Any changes related to functions not mentioned above will be communicated at a later date.

BUSINESS DEVELOPMENT: Reporting directly to Dick Evans, this function's main responsibilities will include business development for the upstream Business Units, technology sales, and Product Group merger and acquisition activity. The Business Development functional leader will be named at a future date. In the meantime, business will be conducted as usual, with all key contacts remaining unchanged.

LEGAL: This function will report directly to the head of Legal at Rio Tinto, with a dotted line relationship to Dick Evans. The Legal functional leader will be named at a future date.

Oscar Groeneveld, currently Chief Executive, Rio Tinto Aluminium; Michel Jacques, currently President and CEO, Alcan Primary Metal Group, Alcan Inc.; David McAusland, currently Executive Vice President, Corporate Development and Chief Legal Officer, Alcan Inc.; Michael Hanley, currently Executive Vice President and Chief Financial Officer, Alcan Inc.; will remain in their respective roles through closing, and be heavily involved in integration support.

Next Steps

In an announcement from Phillip Strachan and Jean-Christophe Deslarzes to be issued shortly, you will see the names of the Integration Team Leaders. After the closing of the transaction, the next level of management within the Business Units and the functions will also be announced.

As you realize, the integration process is likely to be an intensive exercise, with many internal initiatives demanding our prompt attention. At the same time as we strive to ensure that the integration of our organizations is quick and efficient, we must maintain a strong focus on safety, our customers and on meeting our existing commitments. We count on you to cascade this message to your team members.

Thank you for your continued leadership during this time of transition. Please join us in congratulating our new Rio Tinto Alcan executive team members and in wishing them much success.

Best regards,

Tom Albanese                                                             Dick Evans
Chief executive, Rio Tinto                                           President and CEO, Alcan Inc.

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the "Offer") is being made by Rio Tinto Canada Holding Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on October 23, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66-2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approval. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the "SEC") and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors' circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the "Schedule TO") and a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC's website, www.sec.gov Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto's website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any 4 jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the "IDRs"). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the "Belgian Supplement") was approved by the Belgian Banking, Finance and Insurance Commission (the "BFIC") on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007.  The offer document and the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.

Future Rio Tinto Alcan Executive Management

* Integration Co-Lead
** Reports to Chief Legal Officer, Rio Tinto
*** Slated for divestiture
CEO
Dick Evans
Finance
Phillip Strachan*
Human Resources
Jean-Christophe Deslarzes*
Legal **
To be confirmed
Communications and External Relations
Corey Copeland
Business Development
To be confirmed
Bauxite & Alumina
Steve Hodgson
Primary Metal
Jacynthe Côté
Engineered Products
Christel Bories
Packaging***
Ilene Gordon